FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83

(17 C.F.R. §200.83). This letter requests confidential treatment of the bracketed portions of this letter

(designated by “[***]”)

July 12, 2024

FOIA CONFIDENTIAL TREATMENT REQUESTED BY DAVITA INC. PURSUANT TO 17 C.F.R. §200.83 (“Rule 83”)

(Contact: Christopher Berry, Chief Accounting Officer, (253) 733-4638)

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Michael Fay
Kristin Lochhead

Re:	DaVita Inc.
Form 10-K For the Fiscal Year Ended December 31, 2023
Filed February 14, 2024
Response Dated May 10, 2024
File No. 001-14106

Ladies and Gentlemen:

Thank you for your letter dated May 31, 2024, addressed to Christopher Berry, Chief Accounting Officer of DaVita Inc. (“DaVita” or the “Company”), setting forth the comments of the staff of the Division of Corporate Finance (the “Staff”) on the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed on February 14, 2024 (the “2023 10-K”).

This response letter includes a request for confidential treatment of the portions of this letter bracketed below (designated by “[***]”) pursuant to the Commission’s confidential treatment procedure under Rule 83.

To facilitate the Staff’s review, we have reproduced the Staff’s comments in italics below. Our response then follows each of the Staff’s comments.

FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83

(17 C.F.R. §200.83). This letter requests confidential treatment of the bracketed portions of this letter

(designated by “[***]”)

Terms and acronyms not defined within the responses below have the meanings assigned to them within the 2023 10-K.

Staff Comment No. 1

Form 10-K For the Fiscal Year Ended December 31, 2023

Reconciliations of non-GAAP measures, page 72

1. We have reviewed your proposed revised disclosure and response to prior comment 2 and have the following comment. To allow investors to fully assess your non-GAAP measures, please provide a separate footnote for each non-GAAP adjustment that includes company specific information describing the facts and circumstances related to the adjustment.

Response:

The Company acknowledges the Staff’s comment. In future filings, the Company will provide a separate footnote for each non-GAAP adjustment that includes the facts and circumstances related to such adjustment or will cross reference to where such information is included elsewhere in the document. An example of how such proposed disclosure would have appeared in the 2023 10-K is set forth below (with added text compared to the as-filed 2023 10-K underlined):

	Year ended December 31, 2023
	U.S. dialysis	Ancillary services				Corporate administration
		U.S. IKC	U.S. Other	International	Total		Consolidated
	(dollars in millions)
Operating income (loss)	$1,775	$(39)	$(25)	$55	$(9)	$(163)	$1,603
Center closure charges(1)	99						99
Severance and other costs(2)	27	—			—	1	28
Legal matter(3)						40	40
IKC adjustment(4)		(55)			(55)		(55)
Earn-out revaluation(5)			(8)		(8)		(8)
Goodwill impairment(5)			26		26		26

Adjusted operating income (loss)	$1,900	$(93)	$(7)	$55	$(45)	$(122)	$1,734

	Year ended December 31, 2022
	U.S. dialysis	Ancillary services				Corporate administration
		U.S. IKC	U.S. Other	International	Total		Consolidated
	(dollars in millions)
Operating income (loss)	$1,565	$(125)	$(9)	$37	$(97)	$(130)	$1,339
Center closure charges(1)	86			3	3		88
Severance and other costs(2)	17	—		5	5	1	23

Adjusted operating income (loss)	$1,668	$(124)	$(9)	$44	$(89)	$(129)	$1,450

Certain columns or rows may not sum or recalculate due to the presentation of rounded numbers.

FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83

(17 C.F.R. §200.83). This letter requests confidential treatment of the bracketed portions of this letter

(designated by “[***]”)

(1)

Represents predominately non-cash expenses related to our strategic center capacity reduction program, which was driven by the significant impact the COVID-19 pandemic had on our patient census. These costs include asset impairments, net losses on assets retired, accelerated depreciation and amortization, and lease termination costs. See additional discussion above under the heading “Closure costs” within “U.S. dialysis results of operations”. This strategic capacity reduction program was unusual and non-recurring in nature for us, centers closed were not necessary to sustain our service levels or revenue volume, and these charges are anticipated to be completed within a finite period of time.

(2)

Includes severance and other termination costs related to a prior strategic restructuring initiative and associated transition of certain general and administrative support functions to a third party. See additional discussion above under the heading “Severance costs” within “U.S. dialysis results of operations” and “Severance and other costs” within “Ancillary services results of operations”.

(3)

Represents an accrual for potential third-party settlement costs for the matter further described in Note 8 to our condensed consolidated financial statements under the heading “2017 U.S. Attorney Colorado Investigation”. We have excluded this charge, which had been previously disclosed, from our non-GAAP metrics because, among other things, we do not believe it is indicative of our ordinary results of operations. In this instance, among the factors considered were that the claim relates to prior ancillary operations or activities that the Company sold or closed (or otherwise ceased) prior to June 2020, and the charge is significant and may obscure analysis of underlying trends and financial performance of our current business.

(4)

Our fiscal year 2023 results included a majority of shared savings revenues earned for both 2022 and 2023 as a result of a general shift in the timing of recognition for shared savings under our VBC contracts with health plans due to the lifting of certain revenue recognition constraints in 2023. This amount represents the effect of shared savings revenues recognized in 2023 incremental to what we would have recognized under prior year constraints. We have excluded this benefit to operating income because it is both unusual to our business and significant in size, and may obscure analysis of underlying trends and financial performance. See additional discussion above under “IKC adjustment” within “Other–Ancillary Services”.

(5)

Represents a goodwill impairment charge, and related gain from a reduction in earn-out obligation values, for our transplant software business. See additional discussion above under the heading “Goodwill impairment charge and related items” within “Ancillary services results of operations”. This charge and gain are excluded from our non-GAAP metrics because they do not occur in or reflect the ordinary course of our ongoing business operations, are inherently unpredictable and, in the case of impairments, are non-cash amounts, the exclusion of which facilitates comparison of historical, current, and forecasted financial results.

However, please note that, per our response to Comment No. 2 below, the Company will be removing the adjustment for center closure charges from its non-GAAP measures for all periods in future filings.

Staff Comment No. 2

Form 10-K For the Fiscal Year Ended December 31, 2023

Reconciliations of non-GAAP measures, page 72

2. As a related matter, your adjustment for center closure charges does not appear consistent with Question 100.01 of the Non-GAAP Financial Measures C&DI since the charges are repeatedly occurring over multiple years and are a cash expense related to your business strategy. Please remove the adjustment for center closure charges from your non-GAAP measures in future filings.

Response:

The Company acknowledges the Staff’s comment, and will remove adjustments for center closure charges from its non-GAAP measures for all periods in future filings.

FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83

(17 C.F.R. §200.83). This letter requests confidential treatment of the bracketed portions of this letter

(designated by “[***]”)

However, while we respectfully acknowledge and accept the Staff’s position on this matter, as set forth in our prior response, the Company continues to believe that its adjustments for center closure costs over the relevant period, resulting from our strategic capacity reduction in response to the COVID-19 pandemic, were appropriate as we believe they were not indicative of our ordinary or “normal” results of operations but rather a response to the significant impact on our business of a hopefully unique and never-to happen-again event that took the lives of so many of our patients. For context, our historical operations have included only immaterial charges for center closures. The adjustments related to this strategic capacity reduction were also predominately non-cash in nature (including only an immaterial amount of normal base-rate depreciation and amortization, no rent expense, and only cash costs for lease terminations) and the centers closed were not necessary to sustain our unit service levels or revenue volumes.

Staff Comment No. 3

Consolidated Financial Statements

Property and equipment, page F-13

3. We note your revised disclosure and response to prior comment 4. Please provide us the following additional information to help us understand the accounting for costs incurred for the relocations of centers.

The Company acknowledges the Staff’s comment, and has organized its response by specific comment request as follows:

•	Tell us why your proposed revised disclosure does not state that development capital expenditures includes costs to relocate centers;

Response: We acknowledge the Staff’s comment, and confirm that we classify capital expenditures for dialysis center relocations as “Development capital expenditures”. The explanatory footnotes we had proposed in response to the Staff’s prior comment number 4 included a summary description of both our “Maintenance capital expenditures” and “Development capital expenditures”. These summary descriptions included examples of the types of expenditures that generally fall within each of these categories, but were not intended to be an exhaustive list of such expenditures.

In future filings, we will revise our previously proposed footnotes to this table as follows to specifically state that capital expenditures for dialysis center relocations are included in our “Development capital expenditures” (with changes indicated by underline):

•

Maintenance capital expenditures represent capital expenditures to maintain the productive capacity of the business and include those made for investments in information technology, dialysis center renovations, capital asset replacements, and any other capital expenditures that are not development or acquisition expenditures.

FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83

(17 C.F.R. §200.83). This letter requests confidential treatment of the bracketed portions of this letter

(designated by “[***]”)

•

Development capital expenditures principally represent capital expenditures (other than acquisition expenditures) made to expand the productive capacity of the business and include those for new U.S. and international dialysis center developments, dialysis center expansions and relocations, and new or expanded contracted hospital operations.

•	Quantify the amount of development capital expenditures related to the relocation of centers during the two most recent fiscal years and most recent interim period;

Response: Our capital expenditures for dialysis center relocations have been as follows for the periods requested:

	Three months ended March 31, 2024			Year-ended December 31,
				2023			2022
U.S. dialysis center relocations	$	[***	]	$	[***	]	$	[***	]

•	Tell us whether all relocations result in an increase in capacity and if all relocations result in an increase in revenues;

Response: A high majority of our dialysis center relocations include an increase in our service capacity and expected increased revenues. Center relocations most commonly arise due to capacity constraints, and are made either to increase the number of dialysis stations for a center, or to increase the number of peritoneal dialysis clinic rooms available to support our growing home dialysis business from that center.

However, a minority of our relocations are driven by certain external factors that do not involve capacity expansions or expected incremental revenue. For example, we may relocate a center due to an inability to agree on mutually acceptable terms for extending the underlying property lease. Since these non-expansion relocations represent a small minority of our total relocation expenditures, we have not separately classified these costs apart from relocations to expand capacity.

FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83

(17 C.F.R. §200.83). This letter requests confidential treatment of the bracketed portions of this letter

(designated by “[***]”)

Relocations involving an expansion in our service capacity are typically undertaken if they are expected to result in an increase in revenue and a positive return on the incremental investments required. However, while expanding relocations are underwritten based on their ability to drive an increase in revenue, there is no guarantee that those expected revenue increases will actually occur.

•	Tell us if there are any circumstances in which you expense costs related to relocations;

Response: We expense all costs related to center relocations except those that specifically qualify for capitalization under our property and equipment accounting policy described in Note 1 to the consolidated financial statements included in our 2023 10-K, the description of which will be expanded in our Annual Report on Form 10-K for the year ended December 31, 2024 as provided in our response letter dated May 10, 2024 to the Staff’s prior comment numbers 3 and 4.

For example, new leasehold improvements, new medical equipment, and new furniture for the new physical location are capitalized as additions to property and equipment pursuant to our capitalization policy and placed into service when the new location opens, while unrecoverable carrying amounts for capital assets at the old physical location that are not repurposed or sold are written off at their cease-use date, to the extent their amortization or depreciation have not been accelerated in anticipation of the relocation first.

We rarely relocate movable tangible property (such as sensitive medical equipment or furniture) from the old to the new location in a center relocation, due to the timing constraints involved for the critical life-sustaining dialysis care involved. However, when we do transfer movable property or equipment from one physical location to another (as part of a center relocation or otherwise), we do not capitalize any costs of that transfer (such as transportation costs or other indirect costs) to the carrying value of the capital assets transferred, because the relocation itself typically does not extend the useful life or improve the service level of the specific assets transferred.

Rather, all direct and indirect costs associated with center relocations other than new capital asset purchases, lease right-of-use assets or leasehold improvements, such as any transportation costs and the cost of additional staff time and attention concerning the pre-existing capital assets, are expensed as incurred and are not typically consequential to our consolidated financial statements.

•	Explain how you concluded that the costs incurred in relocating centers extend the useful life of the underlying assets or improve quantity or quality of goods or services produced by the asset.

Response: We do not normally make this conclusion for any particular capital asset as part of a center relocation or other physical asset transfer.

Rather, as described above, in a center relocation new leasehold improvements, new furniture, new equipment, and other new capital assets purchased for the new location are capitalized pursuant to our property and equipment capitalization policy (more fully described in our prior response), while unrecoverable capital assets at the prior location are written off.

FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83

(17 C.F.R. §200.83). This letter requests confidential treatment of the bracketed portions of this letter

(designated by “[***]”)

As mentioned above, when we do move tangible property and equipment from one location to another (whether as part of a center relocation or otherwise), we do not capitalize any costs of such transfer, because the transfer of the asset itself typically does not extend the useful life or improve the service level of the capital assets transferred.

*   *   *

We believe the foregoing is responsive to your comments. We understand that you will be reviewing our responses and may have additional comments. We are available to discuss any of our responses above at your convenience. Please do not hesitate to contact the undersigned at (206) 419-2019.

Sincerely,

/s/ Christopher Berry

Christopher Berry
Chief Accounting Officer

cc:	Javier J. Rodriguez, Chief Executive Officer, DaVita Inc.
Joel Ackerman, Chief Financial Officer and Treasurer, DaVita Inc.
Kathleen A. Waters, Chief Legal and Public Affairs Officer, DaVita Inc.
Sharon Flanagan and Sonia Barros, Sidley Austin LLP